October 10, 2008
Mr H Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
WASHINGTON, D.C. 20549
By Fax: 202-772 9369
Dear Mr Schwall
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended 31 December 2007
Filed May 9, 2008
File No. 0-26860
I refer to your letter dated September 29, 2008 (Comment Letter), our letter dated October 3, 2008 and telephone discussions held with Catherine Costello, our Group Accounting Manager and your Jill Davies and John Cannarella, on 7 October 2008.
After consideration of your responses to the queries raised in our letter dated October 3, 2008 and further reassessment of our workloads, the matters you have raised for comments and the need to engage our externals advisors, I advise that the company will respond to the Comment Letter by November 30, 2008.
The Company appreciates your cooperation in considering the extension of the deadline for their response.
Yours sincerely
Phil Baker
Chief Financial Officer
Lihir Gold Limited
cc: Mr Burr Henley, Sullivan & Cromwell

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea